Infrastructure, buildings, environment, communications	ARCADIS NV Utrechtseweg 68 P.O. Box 33 6800 LE Arnhem The Netherlands Tel +31 26 3778 292 Fax +31 26 4438 381 www.arcadis-global.com

PRESS RELEASE

ARCADIS Awarded $43.5 Million Contract for Reese Air Force Base

ARNHEM,—September 1, 2004—ARCADIS (NASDAQ: ARCAF, EURONEXT: ARCAD) announced today that the firm has been awarded a fixed price remediation with insurance task order for $43.5 million including all options under their Multiple Award Remediation Contract (MARC) with the Omaha District of the U.S. Army Corps of Engineers (USACE) at Reese Air Force Base in Lubbock, Texas. The task order, which was awarded and will be managed by the Tulsa District for the Air Force Real Property Agency (AFRPA), is designed to effect the closure of all environmental investigations, remedial operations, permits, compliance plans, and all other activities related to environmental regulation of Department of Defense (DOD) activities, historical and current, from all applicable regulatory agencies.

In November 1995 following enactment of the Base Realignment and Closure Act, the Air Force announced that Reese Air Force Base would be permanently closed by September 30, 1997. Prior to its closure, the base served for some 50 years as a training facility for pilots.

ARCADIS will perform any and all activities necessary to achieve the government's closure objectives. The firm will target the use of insitu remediation technologies to accelerate the restoration of soils and groundwater to standards both protective of human health and environmental quality as required to achieve the necessary regulatory closure certifications. This effort will be accompanied by the implementation of a comprehensive community awareness program to ensure that the public is routinely apprised of project progress and has the opportunity to provide comments.

"We value the opportunity to provide the Air Force with a guaranteed, performance based approach for Reese Air Force Base that will expedite site closure and facilitate re-use of the property at considerable savings compared to published cost projections," said Steve Blake, chief executive officer of ARCADIS US. We take great pride in our ability to assist the Department of Defense with the application of best commercial business practices to address their environmental and engineering needs."

ARCADIS is a leading, global, knowledge-driven service provider, active in the fields of infrastructure, buildings, environment and communications. With client success central to our total business approach, we fulfill project or program needs from concept to completion and beyond. Together, we generate $1 billion in annual revenues. There are 9,000 of us, results-oriented people, continually investing in our skills to maximize value while creating viable solutions that assure your success.

Except for historical information contained herein, the statements in this release are forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that may cause the company's actual results in future periods to differ materially from forecasted results. Those risks include, among others, risks associated with possible changes in environmental legislation and risks with regard to the Company's ability to acquire and execute projects. These are other risks are described in ARCADIS' filings with the Securities and Exchange Commission over the last 12 months, copies of which will be available from the SEC or may be obtained upon request from the Company.

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For more information contact: Marc Lamers of ARCADIS at *31-26-3778286 or e-mail at m.c.j.lamers@arcadis.nl. Visit us on the internet: www.arcadis-global.com